[Reference Translation]

April 18, 2025

Company name: TOYOTA MOTOR CORPORATION
Representative: Koji Sato, President
(Code number:7203; TSE Prime/NSE Premier)
Inquiries: Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: 0565-28-2121)

Notice Concerning the Status and Completion of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares conducted in April pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, as described in the “Notice Concerning the Determination of Matters Relating to the Repurchase of Shares of our Common Stock” given on May 8, 2024, and “Notice Concerning Share Repurchase Through Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) and Increase in the Maximum Limit of Share Repurchases” given on September 24, 2024, as follows:

We also inform you that the portion of the repurchase of shares pursuant to the resolution at a meeting of the board of directors held on May 8, 2024 and September 24, 2024, has been completed.

1. Class of shares repurchased	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased	16,226,100 shares

3. Total purchase price	JPY 39,948,697,764

4. Period of repurchase	From April 1, 2025 to April 15, 2025

(Reference)

I.	Repurchase of shares resolved at meetings of the board of directors held on May 8, 2024 and September 24, 2024

(1) Class of shares to be repurchased	Common stock of TMC

(2) Total number of shares to be repurchased	530 million shares (maximum)

(3) Total purchase price	JPY 1.2 trillion (maximum)

(4) Period of repurchase	From May 9, 2024 to April 30, 2025

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of April 15, 2025)

(1) Total number of shares repurchased	436,859,275 shares

(2) Total purchase price	JPY 1,199,999,856,557